FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 29, 2010

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the investment in Huizhou Bri-King Optronics Co., Ltd. through AU Optronics (L) Corp. (AULB)”, dated April 29, 2010.

2.	Taiwan Stock Exchange filing entitled, “To announce the investment in Qingdao Haier Optronics Co., Ltd. through AU Optronics (L) Corp. (AULB)”, dated April 29, 2010.

3.	Taiwan Stock Exchange filing entitled, “The announcement of indirect investments in Darwin Precisions (DongGuan) Ltd. through DPLB and DPHK”, dated April 29, 2010.

4.	Taiwan Stock Exchange filing entitled, “The announcement of investment in Darwin Precisions (SuZhou) Corp. through AULB, DPLB and DPHK.” dated April 29, 2010.

5.	Taiwan Stock Exchange filing entitled, “Announcement to issue unsecured Global Convertible Bonds”, dated April 29, 2010.

6.	Taiwan Stock Exchange filing entitled, “The status of improvement plan of guarantee of M.Setek Co., Ltd., a subsidiary of AUO”, dated April 29, 2010.

7.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. 2010 Annual General Meeting Director Candidate List”, dated April 29, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: April 29, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

April 29, 2010
English Language Summary

Subject:	To announce the investment in Huizhou Bri-King Optronics Co., Ltd. through AU Optronics (L) Corp. (AULB)
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2010/04/29
Content:
1.	Date of occurrence of the event: 2010/04/29
2.	Method of the present increase (decrease) in investment: To invest through AULB by capitalizing from AUO or working capital of AULB.
3.	Transaction volume, price per unit, and total monetary amount of the transaction:
US$ 6.12 million
4.	Company name of the invested mainland Chinese company:
Huizhou Bri-King Optronics Co., Ltd. (tentative)
5.	Paid-in capital of said invested mainland Chinese company: 0
6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 12 million.
7.	Main business items of said invested mainland Chinese company: To manufacture, assemble and sale displays and related parts and components.
8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A
9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A
10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A
11.	Amount of actual investment to date in said invested mainland Chinese company: 0
12.	Counterparty to the transaction and its relationship to the Company: The Company's subsidiaries
13.
Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.
Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times : N/A
15.	Gain (or loss) on disposal: N/A
16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A
17.
The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: The Board of the Company resolved the investment and authorized the chairman to deal with the investment.

18.	Broker: N/A
19.	Concrete purpose of the acquisition or disposal: Long-term investment
20.	Do the directors have any objection to the present transaction?: No
21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 641,469 thousand
22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 22.77%

23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 3.65%

24.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 7.67%

25.	Total amount of actual investment in the mainland China area to date: US$ 530,970 thousand
26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 18.85%
27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 3.02%
28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 6.35%
29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:
2009: US$ 192,828 thousand
2008: US$ 57,682 thousand
2007: US$ 47,068 thousand
30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0
31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No
32.	Any other matters that need to be specified: The investment is subject to the authority's approval.

Item 2

AU Optronics Corp.

April 29, 2010
English Language Summary

Subject:	To announce the investment in Qingdao Haier Optronics Co., Ltd. through AU Optronics (L) Corp. (AULB)
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2010/04/29
Content:
1.	Date of occurrence of the event: 2010/04/29
2.	Method of the present increase (decrease) in investment: To invest through AULB by capitalizing from AUO or working capital of AULB.
3.	Transaction volume, price per unit, and total monetary Transaction volume, price per unit, and total monetary amount of the transaction:
US$ 2.1 million
4.	Company name of the invested mainland Chinese company:
Qingdao Haier Optronics Co., Ltd. (tentative)
5.	Paid-in capital of said invested mainland Chinese company: 0
6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 7 million.
7.	Main business items of said invested mainland Chinese company: To manufacture, assemble and sale displays and related parts and components.
8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A
9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A
10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A
11.	Amount of actual investment to date in said invested mainland Chinese company: 0
12.	Counterparty to the transaction and its relationship to the Company: The Company's investment company
13.
Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.	Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times : N/A
15.	Gain (or loss) on disposal: N/A
16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A
17.
The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: The Board of the Company resolved the investment and authorized the chairman to deal with the investment.

18.	Broker: N/A
19.	Concrete purpose of the acquisition or disposal: Long-term investment
20.	Do the directors have any objection to the present transaction?: No
21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 637,449 thousand
22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 22.63%

23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 3.63%

24.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 7.62%

25.	Total amount of actual investment in the mainland China area to date: US$ 530,970 thousand
26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 18.85%
27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 3.02%
28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 6.35%
29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:
2009: US$ 192,828 thousand
2008: US$ 57,682 thousand
2007: US$ 47,068 thousand
30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0
31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No
32.	Any other matters that need to be specified: The investment is subject to the authority's approval.

Item 3
AU Optronics Corp.

April 29, 2010
English Language Summary

Subject:	The announcement of indirect investments in Darwin Precisions (DongGuan) Ltd. through AULB, DPLB and DPHK.
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2010/04/29
Content:
1.	Date of occurrence of the event: 2010/04/29
2.
Method of the present increase (decrease) in investment: To invest through AU Optronics (L) Corp., Darwin Precisions (L) Corp. and Darwin Precisions (Hong Kong) Limited by capitalizing from the retained earnings of Darwin Precisions (L) Corp.

3.	Transaction volume, price per unit, and total monetary amount of the transaction: US$ 1,930 thousand dollars
4.	Company name of the invested mainland Chinese company: Darwin Precisions (DongGuan) Ltd.
5.	Paid-in capital of said invested mainland Chinese company: 0
6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 8,000 thousand dollars
7.	Main business items of said invested mainland Chinese company: To manufacture and sell LCD display and related parts and components (including backlight and LCD modules)
8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A
9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A
10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A
11.	Amount of actual investment to date in said invested mainland Chinese company: 0
12.	Counterparty to the transaction and its relationship to the Company: The Company's subsidiary

13.
Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.
Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A
16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A
17.	The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Board meeting
18.	Broker: N/A
19.	Concrete purpose of the acquisition or disposal: Long term investment
20.	Do the directors have any objection to the present transaction?: No
21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 637,279 thousand dollars
22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 22.62%

23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 3.63%

24.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 7.62%

25.	Total amount of actual investment in the mainland China area to date: US$ 530,970 thousand
26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 18.85%
27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:3.02%

28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 6.35%
29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:
2009: US$ 192,828 thousand
2008: US$ 57,682 thousand
2007: US$ 47,068 thousand
30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0
31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No.
32.	Any other matters that need to be specified: The investment is subject to the authority's approval.

Item 4
AU Optronics Corp.

April 29, 2010
English Language Summary

Subject:	The announcement of investment in Darwin Precisions (SuZhou) Corp.through AULB, DPLB and DPHK.
Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2010/04/29
Content:
1.	Date of occurrence of the event:2010/04/29
2.
Method of the present increase (decrease) in investment: To invest through AU Optronics (L) Corp., Darwin Precisions Corp. Darwin Precisions (L) Corp. and Darwin Precisions (Hong Kong) Limited by capitalizing from the retained earnings of Darwin Precisions (L) Corp.

3.	Transaction volume, price per unit, and total monetary amount of the transaction: AUO: US$ 241.2 thousand
Darwin Precisions Corp. (DPTW): US$ 758.8 thousand
4.	Company name of the invested mainland Chinese company: Darwin Precisions (SuZhou) Corp.
5.	Paid-in capital of said invested mainland Chinese company: US$15,000 thousand
6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 1,000 thousand
7.	Main business items of said invested mainland Chinese company: To manufacture and sell LCD display and related parts and components (including backlight and LCD modules)
8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A
9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A
10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A
11.	Amount of actual investment to date in said invested mainland Chinese company: US$ 15,000 thousand

12.	Counterparty to the transaction and its relationship to the Company: The Company's subsidiary
13.
Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.
Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A
16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A
17.	The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Board meeting
18.	Broker: N/A
19.	Concrete purpose of the acquisition or disposal: Long term investment
20.	Do the directors have any objection to the present transaction?: No
21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date:
AUO: US$ 635,590 thousand
DPTW: US$ 89,086 thousand
22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period:

AUO: 22.56%
DPTW: 67.75%
23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:

AUO: 3.62%
DPTW: 20.4%

24.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:

AUO: 7.60%
DPTW: 37.84%
25.	Total amount of actual investment in the mainland China area to date:
AUO: US$ 530,970 thousand
DPTW: US$ 88,327 thousand
26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:
AUO: 18.85%
DPTW: 67.18%
27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:
AUO: 3.02%
DPTW: 20.22%
28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period:
AUO: 6.35%
DPTW: 37.51%
29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:
AUO:
 2009: US$ 192,828 thousand
 2008: US$ 57,682 thousand
 2007: US$ 47,068 thousand
DPTW:
2009: US$ 22,524 thousand
30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years:
AUO: 0; DPTW: 0
31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No.
32.	Any other matters that need to be specified: The investment is subject to the authority's approval.

Item 5

AU Optronics Corp.

April 29, 2010
English Language Summary

Subject:	Announcement to issue unsecured Global Convertible Bonds.
Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2010/04/29
Content:
1.	Date of the board of directors resolution:2010/04/29
2.	Name 【__nth issue of (secured, unsecured) corporate bonds of ___ Co.】:
The Unsecured Global Convertible Bonds of AUO
3.	Total amount of the issue: Up to US$800 million in principal amount (including greenshoe).
4.	Face value: in denominations of US$100,000 or multiples thereof.
5.	Issue price: The Bonds will be issued at a price equal to 100% of par value.
6.	Issue period: 5 years from the issue date.
7.	Issue coupon/interest rate: 0% per annum.
8.	Types, names, monetary amounts of security or collateral and stipulations thereupon: N/A.
9.	Use of the funds raised by the offering and utilization plan: Purchasing machinery and equipment overseas.
10.
Underwriting method: The Bonds will be offered by the International Underwriter outside the territory of the Republic of China (“ROC”) in a public offering pursuant to applicable local laws and regulations.

11.	Trustees for the bonds: to be determined.
12.	Underwriter or distributing agent institution: to be determined.
13.	Guarantor(s) for the issue: N/A
14.	Institution serving as agent for payment of the principal and interest: to be determined.
15.	Certifying institution: N/A
16.	Where convertible into shares, the rules for conversion: Related matters will be complied with related regulations and will make an announcement after getting an approval from the authority.
17.	Resale conditions: Related matters will be complied with related regulations and will make an announcement after getting an approval from the authority.
18.	Repurchase conditions: Related matters will be complied with related regulations and will make an announcement after getting an approval from the authority.
19.	The record date for share conversion, if conversion, exchange, or subscription rights are attached: Related matters will be complied with related regulations and will make an announcement after getting an approval from the authority.
20.	Possible dilution of equity, if conversion, exchange, or subscription rights are attached: To depend on the conversion price upon issuance.
21.
Any other matters that need to be specified: For the issuance of ECB, the Chairman or his appointee is authorized to sign related indenture and deal with documentation and related matters regarding ECB and ADS.

Item 6

AU Optronics Corp.

April 29, 2010
English Language Summary

Subject:	The status of improvement plan of guarantee of M. Setek Co., Ltd., a subsidiary of AUO
Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of events: 2010/04/29
Contents:
1.	Date of occurrence of the event:2010/04/29
2.	Company name: M.Setek Co., Ltd.(“M.Setek”)
3.	Relationship to the Company (please enter “head office” or “affiliate company”):affiliate company
4.	Reciprocal shareholding ratios: The Company holds 90% of M.Setek's common shares
5.	Cause of occurrence: Pursuant to Jing-Kuan-Cheng-Shen-Tzu-Di No. 0980063674, by the Financial Supervisory Commission
6.	Countermeasures:
The guarantee had occurred before the Company invested M. Setek. The Company has actively requested M. Setek to deal with this matter. To reduce the risk of M. Setek, M. Setek had obtained some collaterals from Matsumiya Semiconductor provided by third party. M. Setek will continuously urge Matsumiya Semiconductor and banks to relieve the responsibility gradually.
7.	Any other matters that need to be specified: N/A

Item 7

 AU Optronics Corp.
2010 Annual General Meeting Director Candidate List

Name	ID No.	Shareholding (Note)	Education & Current/Selected Past Positions
(Independent Director) Vivien Huey-Juan Hsieh	P200062523	0	◆ Ph.D., Finance, University of Houston, U.S.A. ◆ Independent Director, AU Optronics Corp. ◆ Independent Supervisor, Chief Telecom Inc. ◆ President, Co-Operative Asset Management Corp.
(Independent Director) Mei-Yue Ho	Q200495032	0
◆ B.S., Agricultural Chemistry, National Taiwan University
◆ Independent Director, Bank of Kaohsiung,LTD.
◆ Minister, Ministry of Economic Affairs, R.O.C.
◆ Council Minister, Council for Economic Planning and Development, R.O.C.

(Independent Director) Bing-He Yang	E101549010	0
◆ Ph.D., Electrical Engineering, Princeton University, U.S.A.
◆ Chairman, UniSVR Global Information Technology Corp.
◆ Supervisor, Applied Vacuum Coating Technologies Co., Ltd.
◆ Vice Chairman and President, Windbond Electronics Corp.

Kuen-Yao (KY) Lee	K101577037	10,532,153	◆ M.B.A., International Institute for Management Development, Switzerland ◆ Chairman, AU Optronics Corp. ◆ Chairman, Qisda Corporation
Hsuan Bin (HB) Chen	J101514119	6,197,633	◆ B.S. Communications Engineering, National Chiao Tung University ◆ Vice Chairman, AU Optronics Corp. ◆ Chairman, Wellypower Optronics Corporation ◆ Chairman, Lextar Electronics Corp.
Lai-Juh Chen	A121498798	2,959,118	◆ Ph.D., Chemical Engineering, National Tsing Hua University ◆ President and CEO, AU Optronics Corp. ◆ Director, Lextar Electronics Corp.
Shuang-Lang Peng	J120870365	2,533,660	◆ M.B.A., Heriot-Watt University, U.K. ◆ Executive Vice President, AU Optronics Corp. ◆ Chairman, Taiwan Nano Electro-Optical Technology Co. Ltd ◆ Director, Qisda Corporation
Ko-Yung (Eric) Yu – Representative of Qisda Corporation	M101480996	663,598,620	◆ M.B.A., University of Strathclyde, U.K. ◆ Director, AU Optronics Corp. ◆ Chairman, Daxon Technology Inc.
Hui Hsiung – Representative of Qisda Corporation	Y100138545	663,598,620	◆ Ph.D., Physics, University of California, Berkeley, U.S.A. ◆ Director, AU Optronics Corp. ◆ Director and CEO, Qisda Corporation
Ronald Jen-Chuan Chwang – Representative of BenQ Foundation	A125990480	100,000	◆ Ph.D., Electrical Engineering, University of Southern California, U.S.A. ◆ Director, AU Optronics Corp. ◆ Chairman, iD Ventures America, Inc.
Chang-Hai Tsai – Representative of An Ji Biomedical Corporation	Q100928070	200,000	◆ M.D., Teikyo University, Japan ◆ Chairman, China Medical University Hospital ◆ Chairman, China Medical University ◆ Founder and Chairman, Asia University
Note: As of April 20, 2010.